

As filed with the Securities and Exchange Commission on January 9. 2009

Registration No. _____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BEST HEALTH, INC.

(Name of Registrant in Its Charter)

Florida		36-4488591
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No)

Please send a copy of all communications to:

3163 Kennedy Boulevard
Jersey City, New Jersey 07306
(Address and telephone number of Principal Executive Offices)

Verdiramo & Verdiramo, PA
3163 Kennedy Boulevard
Jersey City, New Jersey 07306
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one)

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to Be registered	Proposed maximum Offering price per unit (1)	Proposed maximum Aggregate Offering price	Amount of registration fee
Common Stock	16,142,093	0.50	8,071,046.5	$317.19

(Notes)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.



The information contained in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the Selling Security Holders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
SUBJECT TO COMPLETION
DATED: January 9, 2009

BEST HEALTH, INC.
16,142,093 Shares of Common Stock

The selling stockholders may offer and sell from time to time up to an aggregate of 16,142,093 shares of our common stock that they own. For information concerning the selling stockholders and the manner in which they may offer and sell shares of our common stock, see "Selling Stockholders" and "Plan of Distribution" in this prospectus.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock. We will pay the cost of the preparation of this prospectus, which is estimated at $22,000.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See "Risk Factors," which begins on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. Because there is no trading market in our common stock as of the date of this prospectus, the selling stockholders will sell shares at a fixed price of $0.50 per share until a public market develops for the common stock. Once a public market develops for the common stock, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transactions that are not in the public market in the manner set forth under "Plan of Distribution."

The date of this Prospectus is _________, 2008.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

You should rely only on the information contained in this prospectus.

We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Table of Contents

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Our Business

Our Background History

Best Health, Inc. (the "Company" or "Best") was incorporated on January 30, 2002 in the State of Florida. It was formed by Interactive Multimedia Network, Inc. (IMNI) to facilitate its acquisition of the Lens Comfort brand from Lens Comfort, Inc., a Delaware corporation. Best changed the product name to Lens*Comfort*. On February 17, 2005, Best was spun-off by IMNI to its then present shareholders. Only Best owns the Lens*Comfort* brand of contact lens care products and targets the rapidly expanding ocular healthcare market. We presently have no subsidiaries.

Our principle executive offices are located at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306, telephone number 201-217-4137. Our common stock currently has no stock symbol. There are presently outstanding 20,707,641 common shares of Best.

Business

Best offers to consumers who wear contact lenses, eye care professionals, and certain retail outlets a device approved by the Food and Drug Administration (the AFDA@) (K974724) that utilizes ultrasound technology to clean contact lenses. In addition, Best offers its own private label (FDA approved) multipurpose contact lens solution that disinfects all contact lenses available today. Best has been engaged in the manufacture and marketing of a proprietary ultrasonic contact lens cleaning, disinfection and storage unit (the AUnit@) since inception. Best's proprietary contact lens cleaning/disinfection/storage unit is a device that utilizes ultrasound technology to clean all contact lens materials to a Alike new@ state when used according to directions. The Unit has been paired with an FDA approved multipurpose contact lens solution, private labeled for us as Lens*Comfort* MultiPurpose Solution, which simultaneously cleans and disinfects contact lenses when the Unit is activated. The focus of sales and marketing efforts are to sell our money saving, ultrasonic cleaning, disinfection and storage unit to consumers and certain eye care professionals as a low cost safe way to care for all contacts now sold worldwide.

As of December, 2008 we had two full time employees. Both employees are in management. We anticipate that in the future our labor relations will be good and no employees will be represented by a labor union.

References to "we," "us," "our" and similar words refer to Best Health, Inc.

Sale of Securities to the Selling Stockholders

On February 17, 2005, Best was spun-off by IMNI to its then present shareholders. Subsequently on several instances we have issued shares of common stock to individuals and/or entities for services rendered to us. No brokerage commissions or other compensation was paid to any third party with respect to these issuances.

In an effort to provide a trading market for these shares for our stockholders we are filing this registration statement. We intend to register our common stock under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). As a result we will become a reporting company under the Securities Exchange Act and will file annual reports on Form 10-K, quarterly reports on Form 10-Q and other required reports with the Securities and Exchange Commission.

The Offering

Common Stock Offered:
    The selling stockholders are offering a total of 16,142,093 shares of common stock

Outstanding Shares of Common Stock: 20,707,641 shares

Use of Proceeds: We will receive no proceeds from the sales of any shares by the selling stockholders.

Summary Financial Information

The following information for the nine months ended September 30, 2008 is unaudited. The information for the year ended December 31, 2007 is audited. All of this information has been derived from financial statements, which appear elsewhere in this prospectus.

Balance Sheet Information:

	September 30, 2008	December 31, 2007
Working Capital	$ 1,772,447	($ 178,305)
Total Assets	$1,999,414	$31,662
Retained Earnings (accumulated deficit)	($ 260,961)	($ 200,607)
Stockholders' Equity	$1,772,541	($177,647)

RISK FACTORS

An investment in our securities involves a high degree of risk. In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities. You should only purchase our securities if you can afford to suffer the loss of your entire investment.

Risks Related to Our Business

Development of Business Strategies. Best's focus is primarily on the development and marketing of health and wellness oriented consumer products. At the present time, we have generated no, or minimal, operating revenues and are still in the process of developing the organizational infrastructure necessary to support our business. As a consequence thereof, we have incurred operating losses since inception and will continue to do so for some time. Investors should be aware of the difficulties normally encountered by a new enterprise. It is subject to all the risks incident to the creation of a new business including those relating to market penetration. Our commercial success will be dependent upon creating market demand for our products. There is limited evidence, at this time, upon which to base an assumption that our planned business will prove successful or that our products and services will be successfully marketed. As a consequence, there is no assurance that we will be able to operate profitably in the future, if at all.

No Material Revenues to Date; Uncertainty of Financial Results. We have yet to generate any material operating revenues and have no significant tangible assets. During fiscal years 2007 and 2006 respectively, we incurred net losses of ($200,607), ($123,137). As of September 30, 2008, we had an accumulated deficit of ($260,961) and there can be no assurance that we will generate profits in future operating years. Once fully operational, we may experience revenues lower than anticipated and/or an increase in unfunded expenses. Accordingly, there may be substantial fluctuations in our revenues and expenses. Until such time, if ever, that we receive significant revenues from our operations, we expect to report losses and we are unable to predict when, if ever, we will achieve sustained operating profitability.

Additional Financing. Cash requirements to pursue opportunities or to address problems not now anticipated may put a strain on our cash resources. To date, we have not generated any material operating revenues and have been principally financed through investment from existing stockholders in the form of convertible notes. There is no assurance that additional capital will be available to us if required or that capital, if available, will be available on terms favorable to us.

Dependence on Key Personnel. We are dependent upon the efforts of our key officers and employees, including Robert J. Gilbert President, Chief Executive Officer and a Director, Richard J. Verdiramo, Vice President of Marketing and Sales and a Director. The loss of these individuals could adversely affect our business, financial condition and operating results. We may encounter unforeseen difficulties managing our future growth therefore our future success will depend in large part on the continued service of our experienced market strategists and management personnel. Success will be dependent on our ability to continue to attract, motivate, and retain highly qualified employees particularly those with experience specific to the product offerings contemplated by us as well as business experience and experience in the consumer products industry. Our employees may voluntarily terminate their employment at any time. The loss of the services of these and other key personnel, particularly our current executive officers, or the inability to attract new personnel, could have a material adverse effect upon our results of operations.

Marketing Experience Limitations. Although our management believes that it possesses significant marketing experience, such experience has been limited to their respective fields of expertise and may not cover a product area that we may chose to enter. Consequently, we may rely, to a certain extent, on the expertise and experience of industry consultants, marketing specialists, advertising agencies and key employees. Based upon the foregoing, no assurance can be given that we will be able to effectively market our products and services and achieve our targeted financial goals.

Control by Existing Shareholders. Our present shareholders beneficially own a majority of our outstanding voting shares. Accordingly, they will continue to have the ability to determine the outcome of elections of our directors and other matters presented to a vote of stockholders.

No Assurance of Public Markets. There has to date never been a sustained active public market for our securities, including shares of our stock and there can be no assurance that a sustained active public market for our stock will develop any time in the future. If the activity level of a trading market does in fact develop for our stock, there can be no assurance that it will be sustained. Therefore, there can be no assurance that any of the Shares can be resold in the future at or near the offering price for such securities.

No Assured Dividends. There can be no assurance that our proposed operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flow. For the foreseeable future, it is anticipated that any earnings that may be generated from our operations will be used to finance our growth and that cash dividends on our stock will not be paid to stockholders.

Competition. The contact lens and related ocular products industry is experiencing consolidation, is intensely competitive and is expected to become even more competitive in the near future - worldwide. Best will be competing with a number of companies which have considerably greater financial, personnel, marketing, technical and operating resources. Consequently, such competitors may be in a better position than us to take advantage of market needs, acquisitions and other opportunities, and devote greater resources to the marketing and sale of their products and services. To meet such competition, we will attempt to employ qualified personnel, provide high quality products and services, and attempt to maintain a lower cost of production than our competitors. We also believe our ability to compete successfully will depend on such factors as marketing presence; our marketing abilities; the pricing policies of our competitors; the timing of introductions of new products and services by us; the ability to keep costs down; the ability to adapt to changing market conditions; and industry and general economic trends. There cannot, however, be any certainty that we will be able to locate or retain such personnel, keep costs down or provide such products and services on terms favorable to us.

Dependence on Third Parties and Certain Relationships.   We will be dependent on our relationships with certain manufacturers, contact lens suppliers, joint venture partners and strategic alliance partners. Our business is also generally dependent upon our ability to obtain the services of marketing, public relations and advertising experts. Our potential failure to obtain the services of any person or entity upon which it is dependent, or the inability to replace such relationship would have a material adverse impact on our business prospects, financial condition and results of operations. In addition, we have a specific dependence on the telephone, Internet and the integration of the two aforementioned into our information management system. Any disruption on the flow of information and data to this system will significantly impact service to customers and therefore financial performance.

Federal Government Regulation - FDA, FTC. Most of our products fall under the regulation of the FDA and the rules promulgated by the agency to regulate formulations and/or manufacture of products for sale to consumers. The FTC has a wide range rules and regulations which govern the business relationship between a purchaser and us that may impact our business.

Investor Dilution. Investors in our equity securities will be diluted and may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of our' equity securities. Issuing additional shares can result in dilution and the net book value per shares depending on the price at which such securities are sold. If additional shares are issued, such issuances will cause reduction in the proportionate ownership and voting power of all other shareholders and could result in a change of current management's control.

Brand Recognition. Building brand equity may involve significant expenditures, time, and long-term investment in order to develop customer relationships and ultimately customer loyalty. Despite our goal of maintaining a low cost structure to enable it to nurture relationships with small segments of our target market and combine them to form a core audience, and eventually gain critical mass, there can be no assurance that we would be able to generate market value and create customer brand loyalty through brand awareness and brand associations.

Domestic Sales and Operations. Certain segments of our business are highly competitive and these segments have experienced significant reduction in participants through consolidations and buyouts yielding powerful competitors who can out spend our marketing services. Our other competitors are large, national optical chains, mass merchandisers and in some instances, the manufacturers of contact lenses and solutions themselves. Revenues relating to most of the Lens*Comfort* product line can be impacted and substantially reduced if alternative technologies to correct vision improve and are adopted by the majority of those needing correction. If the costs of credit card processing, shipping or postage expenditures significantly increase, revenues could be negatively impacted.

Liabilities and Insurance. In any circumstance where a purchaser of our FDA approved products sues for damages, we have considerable liability and must defend any such allegations. Any reseller of Class II medical devices or ocular solutions, and the holder of any Pre-Market-Authority ("PMA") as granted by the FDA, would be in the end responsible for product adherence to the specifications in the granted PMA. The ultimate responsibility for the defense of any suit inures to the original PMA holder. Notwithstanding, we will be a party to any suit alleging damages due to use of any product we sell. Our By-Laws contain provisions with respect to the indemnifications of officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by such persons, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which that person is made party to by reason of being or having been one of our directors or officers.

Risks Concerning our Securities.

Because our stock is not currently traded, we cannot predict when or whether an active market for our common stock will develop. Our common stock is not traded on any trading market. We may in the future seek to list our common stock on the OTC Bulletin Board. No assurance can be given that such listing will be successful or if our common stock were to trade on the OTC Bulletin Board or the Pink Sheets, we cannot assure you that any significant market for our stock would develop. In the absence of an active trading market, you may have difficulty buying and selling or obtaining market quotations for our stock; the market visibility for our stock may be limited, and the lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Our stock price may be affected by our failure to meet projections and estimates of earnings developed either by us or by independent securities analysts. Our operating results may fall below the expectations of securities analysts and investors as well as our own projections. In this event, the market price of our common stock would likely be materially adversely affected.

The registration and sales of common stock being sold pursuant to this prospectus may have a depressive effect upon the market for our common stock. The shares of common stock being offered by this prospectus constitute a not insignificant portion of the outstanding shares of our common stock. If the selling stockholders sell a significant number of shares of common stock, the market price of our common stock may decline. Accordingly, the mere filing of the registration statement of which this prospectus is part could have a significant depressive effect on our stock price which could make it difficult both for us to raise funds from other sources and for the public stockholders to sell their shares.

Because we may be subject to the "penny stock" rules, you may have difficulty in selling our common stock. Our stock may be subject to the SEC's penny stock rules if a public market develops for our common stock and if our stock price is less than $5.00 per share. These rules impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors. The application of these rules may affect the ability of broker-dealers to sell our common stock and may affect your ability to sell any common stock you may own.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

* Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

* Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

* "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

* Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

* The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

As an issuer of "penny stock" the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, if we are a penny stock we will not have the benefit of this safe harbor protection in the event of any action based upon a claim that the material provided by us, including this prospectus, contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

The exercise of outstanding warrants may have a dilutive effect on the price of our common stock. To the extent that outstanding warrants are exercised, dilution to our stockholders may occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by the outstanding options and warrants.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters. The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the Commission, the New York and American Stock Exchanges and the NASDAQ Stock Market as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the NASDAQ Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted all of these measures. As of the date of this prospectus, we are not in compliance with requirements relating to the distribution of annual and interim reports, the holding of stockholders meetings and solicitation of proxies for such meeting and requirements for stockholder approval for certain corporate actions. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

Reporting requirements may delay or preclude acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Our officers and directors have limited liability and have indemnity rights which may discourage stockholders from bringing an action against them. Our Certificate of Incorporation provides that we will indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. Our Certificate of Incorporation also provides for the indemnification by us of our officers and directors against any losses or liabilities incurred as a result of the manner in which the officers and directors operate our business or conduct our internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, our best interests of and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. The existence of these provisions may discourage holders of our Common Stock from bringing an action against management because we may be responsible for paying all costs associated therewith, which could negatively impact the value of our Common Stock.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results. In addition, current and potential stockholders could lose confidence in our financial reporting, which could have a material adverse effect on our stock price. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. W e are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting for the year ending December 31, 2008 and a report by our independent registered public accounting firm addressing these assessments for the year ending December 31, 2009. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Transfers of our securities may be restricted by virtue of state securities "blue sky" laws which prohibit trading absent compliance with individual state laws. These restrictions may make it difficult or impossible to sell shares in those states. Transfers of our common stock may be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as "blue sky" laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions may prohibit the secondary trading of our common stock. Investors should consider the secondary market for our securities to be a limited one.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be "forward-looking statements." Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus and in other documents which we file with the Securities and Exchange Commission. In addition, such statements could be affected by risks and uncertainties related to demand for our services, our ability to diversify our client base and enter new markets for our services, market and customer acceptance, our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.


USE OF PROCEEDS


We will not receive any proceeds from the sale by the selling stockholders of their common stock.


SELLING STOCKHOLDERS


The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of November 17, 2008 the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus and the number of shares owned by the selling stockholders after completion of the offering. One selling stockholder will own more than 1% of our outstanding common stock after the sale of shares owned by such selling stockholder. The table and the other information contained under the captions "Selling Stockholders" and "Plan of Distribution" has been prepared based upon information furnished to us by or on behalf of the selling stockholders.

	Prior to Offering			After Offering	
Shareholder Name	**Shares Beneficially Owned**	**Shares Being Registered**		**Shares Owned After Offering**	**Percentage of Common Stock Owned after Offering**
A G Edwards & Sons Inc C/F	5,000	5,000		-	-
A.G. Edwards & Sons Inc.	26,926	26,926		-	-
Alpine Securities Corp	10,900	10,900		-	-
Lloyd Alverez	1,000	1,000		-	-
American Enterprise	13,339	13,339		-	-
Arthur R Aponte	200	200		-	-
APX Technologies Inc	110,000	110,000		-	-
Michael Arato	2,000	2,000		-	-

| Shareholder Name | Prior to Offering | | | After Offering | |
	Shares Beneficially Owned	Shares Being Registered		Shares Owned After Offering	Percentage of Common Stock Owned after Offering
William P Arsenault	700	700		-	-
Dana G Aucoin Sr	100	100		-	-
William J Auletta	100,000	100,000		-	-
Arkle Leroy Baker	1,000	1,000		-	-
Khaled R Barakat	2,000	2,000		-	-
Patrick Baughman	3,000	3,000		-	-
William Baughman	2,000	2,000		-	-
David Baum	168,500	168,500		-	-
Bear Stearns Securities Corp	28,000	28,000		-	-
Jane Beauchaine	400	400		-	-
Mari Bello	80,000	80,000		-	-
Thomas M Bennett	100	100		-	-
Big Plans Investment Ltd	100,000	100,000		-	-
Myrna Blachly	5,000	5,000		-	-
Bohica Limited	4,000	4,000		-	-
Rowena S Bonifacio	2,300	2,300		-	-
Harry V Britton	100	100		-	-
Raymond C Brown	100	100		-	-
James M Buchanan	100	100		-	-
Thomas Bugg	450	450		-	-
James M Burnaine	1,000	1,000		-	-
Luciano Buzzeo	3,000	3,000		-	-
Christopher A Caisse	100	100		-	-
Domenico A Calabro	2,000	2,000		-	-
Canaccord Capital Corporation	3,500	3,500		-	-
Eric Carslon	300,000	300,000		-	-
Stefan G Carter	500	500		-	-
Donald Carty	2,500	2,500		-	-
CHARLES SCHWAB & CO. INC	253,063	253,063		-	-
CIBC World Markets Inc.	800	800		-	-
Citigroup Global Markets Inc	43,450	43,450		-	-
James R Cole	100	100		-	-
Patricia S Cole-Fisher	600	600		-	-
Robert L Collucci	100	100		-	-
Paul O Comtois	100	100		-	-
Convenient Solutions Inc	100,000	100,000		-	-
Michele Criblez	500	500		-	-
David A Cross	100	100		-	-
Cypress Group Inc	2,049,430	2,049,430		-	-
Sam DeLuca	150,000	150,000		-	-
DEM Consultants Inc	10,000	10,000		-	-

Shareholder Name	Prior to Offering			After Offering	
	Shares Beneficially Owned	Shares Being Registered		Shares Owned After Offering	Percentage of Common Stock Owned after Offering
James Demestichas	50,000	50,000		-	-
Patrick Desfosse	46,000	46,000		-	-
Carmine A Detomasis	500	500		-	-
Sukuntulla Dhanesar	1,000	1,000		-	-
David V Ditta	500	500		-	-
Duy T Doan	300	300		-	-
Brian Doherty	10,000	10,000		-	-
Catherine Dolloff	100	100		-	-
Rick J Douchette	1,500	1,500		-	-
Thomas T Drawdy	100	100		-	-
Dundee Securities Corporation	300	300		-	-
E*Trade Capital Markets LLC	12,772	12,772		-	-
E*Trade Clearing LLC	236,717	236,717		-	-
John Early	4,000	4,000		-	-
Brian Eberle Cust	28,500	28,500		-	-
EDWARD D. JONES	12,950	12,950		-	-
Egger & Co.	2,000	2,000		-	-
Michael A Emerson	100	100		-	-
Emmett A Larkin Co Inc C/F	15,000	15,000		-	-
Jack M Epstein	10,000	10,000		-	-
Karen Ernst	400	400		-	-
Brian D Evans	100	100		-	-
Charles Feldman	5,000	5,000		-	-
Margaret Fenlon	20,000	20,000		-	-
Michael Ferreira	2,000	2,000		-	-
First Associates Investments, Inc.	1,000	1,000		-	-
First Clearing LLC	123,232	123,232		-	-
William Foust	343	343		-	-
Garry L Fowler	100	100		-	-
Ronald J Fullerton	500	500		-	-
Samuel R Funkhouser	1,000	1,000		-	-
Ben Gambardella	2,000	2,000		-	-
Paula Gassoumis IRA	1,000	1,000		-	-
Guy L Gaudreau	100	100		-	-
Tom Gavel	2,000	2,000		-	-
Bernard Gecker	380,000	380,000		-	-
Bernard Gecker Escrow Accnt	915,750	915,750		-	-
Karen Genter	500	500		-	-
Gerlach & Co	12,500	12,500		-	-
Robert J Gilbert [1]	900,000	-		900,000	4.35%
Herb Glaubman	5,000	5,000		-	-
Ruth Golding	200,000	200,000		-	-

	Prior to Offering			After Offering	
Shareholder Name	**Shares Beneficially Owned**	**Shares Being Registered**		**Shares Owned After Offering**	**Percentage of Common Stock Owned after Offering**
Goldman Sachs Execution & Clearing	25,932	25,932		-	-
Goldman Sachs International	2,000	2,000		-	-
David Gowan	650	650		-	-
John F Grabowsky	500	500		-	-
Darrell Gullett	250	250		-	-
H&R Block Financial Advisors	17,335	17,335		-	-
Deborah D Haas	175	175		-	-
Steven Zoe Hafto	2,000	2,000		-	-
Joe K Halbrook	75	75		-	-
Hare & Co	4,000	4,000		-	-
Heller Horowitz and Feit PC	25,000	25,000		-	-
J G Henges III TTEE	6,000	6,000		-	-
Hill Thompson Magid LP	8,000	8,000		-	-
Steve Hill	100	100		-	-
Graig Hinck	2,000	2,000		-	-
Milton Hinojosa	500	500		-	-
I-Jung Ho	1,000	1,000		-	-
Dawn M Hoffman	100	100		-	-
Maureen Hogan	461,470	461,470		-	-
Bruce Hotchkiss	1,000	1,000		-	-
Sylvie Hotchkiss	1,000	1,000		-	-
HSBC James Capel Canada Inc	5,000	5,000		-	-
Il Gatto Inc	425,000	425,000		-	-
Illumunate Corp	350,000	350,000		-	-
Investor Co.	650	650		-	-
Robert Henry Irvine	400	400		-	-
Jade Investments (Bahamas Ltd)	9,000	9,000		-	-
Janney Montgomery Scott Inc.	2,500	2,500		-	-
Hugh Johnson	10,000	10,000		-	-
Nancy Basnight Jordan	300	300		-	-
Karl M Kapps	500	500		-	-
David C Kayarian	100	100		-	-
Arthur T Kedroski	5,000	5,000		-	-
Larry Keller	6,250	6,250		-	-
John Francis Kenneally Jr	2,000	2,000		-	-
Shehzad A Khoja	500	500		-	-
Lou Koval	5,000	5,000		-	-
Teresa A Kresin	5,000	5,000		-	-
Dr Gary Krugman	32,500	32,500		-	-
Dwight D Laffoon	300	300		-	-
Kim M Lagasse	100	100		-	-
Lebanon Valley Auto Racing	1,875	1,875		-	-
Lebanon Valley Concessionaires	6,875	6,875		-	-

Shareholder Name	Prior to Offering			After Offering	
	Shares Beneficially Owned	**Shares Being Registered**		**Shares Owned After Offering**	**Percentage of Common Stock Owned after Offering**
Philip D Leffel	65,000	65,000		-	-
LEHMAN BROTHERS INC	400	400		-	-
Jeff Levene	167	167		-	-
Al Levy	3,750	3,750		-	-
Robert Lindblom	800	800		-	-
Lee Lindgren	15,000	15,000		-	-
Anita Ling	500	500		-	-
Michael Lobelia	2,873	2,873		-	-
Ira Longenecker	1,000	1,000		-	-
Lucio Investment Inc	200,000	200,000		-	-
Lucio Investments & Holdings SA	1,081,275	1,081,275		-	-
Mac & Co	3,100	3,100		-	-
Steven Magedoff	35,000	35,000		-	-
Jeffrey T Manson Jr	100	100		-	-
Charles W Markowitz	5,000	5,000		-	-
William L Markowitz	5,000	5,000		-	-
Joseph Marozzi	50,000	50,000		-	-
Craig Marquis	1,500	1,500		-	-
Deborah E Maurer	25,000	25,000		-	-
William H McGuire	100	100		-	-
Media 4 Equity LLC	1,700,000	1,700,000		-	-
Michael W Meier	75	75		-	-
William J Melanson	100	100		-	-
Merrill Lynch	65,534	65,534		-	-
Russell Miculich	3,434	3,434		-	-
Richard J Miller CDN	500	500		-	-
Pat Mocerino	150	150		-	-
Michelle Moran	5,000	5,000		-	-
Robert D Moreau	100	100		-	-
MORGAN STANLEY & CO, INCORPORATED	25,000	25,000		-	-
Morgan Stanley DW Inc	31,920	31,920		-	-
Morning Dog, Inc	24,000	24,000		-	-
Joseph A Morris	600	600		-	-
Robert Moser	50,000	50,000		-	-
Michael J Murphy Sr	100	100		-	-
National Financial Services LLC	19	19		-	-
National Financial Services LLC	159,195	159,195		-	-
NATIONAL INVESTOR SERVICES CORP	508,140	508,140		-	-
NBC Clearing Services Inc	500	500		-	-
NBCN Clearing, Inc	500	500		-	-
Charles P Neely	4,500	4,500		-	-
Donna Newman	1,000	1,000		-	-
Joanne Nowicki	5,000	5,000		-	-

Shareholder Name	Prior to Offering			After Offering	
	Shares Beneficially Owned	**Shares Being Registered**		**Shares Owned After Offering**	**Percentage of Common Stock Owned after Offering**
Dana C Nute	200	200		-	-
Steven O'Brien	5,000	5,000		-	-
Kenneth R O'Neal	10,000	10,000		-	-
Yuval Ofek	50,000	50,000		-	-
Sandy Okin	4,423	4,423		-	-
Paresh Patel	5,000	5,000		-	-
Jay C Penney	100	100		-	-
Penson Financial Services Inc	200	200		-	-
Penson Financial Services Inc./CDS	500	500		-	-
Peregina Limited	50	50		-	-
Pershing LLC	76,494	76,494		-	-
William J Poleatewich III	100	100		-	-
Pompano Motor Company	16,000	16,000		-	-
Preferred Capital Markets Inc	400	400		-	-
Kenton Prescott	5,000	5,000		-	-
Prudential Securities C/F	25,000	25,000		-	-
Public Securities Inc	10,000	10,000		-	-
Canny Quach	1,000	1,000		-	-
R W Baird (Robert W) & Co Inc	3,200	3,200		-	-
Dave Rambo	100,000	100,000		-	-
David Kalle Ranta	200	200		-	-
Frank Ranta	365	365		-	-
Barbara Ray	10,000	10,000		-	-
Lawrence Ray	6,667	6,667		-	-
Raymond, James & Assoc. Inc.	1,200	1,200		-	-
RBC Dain Rauscher Custodian	1,000	1,000		-	-
RBC Dain Rauscher Custodian	1,000	1,000		-	-
RBC Dominion Securities Inc	4,000	4,000		-	-
Wanda I Reiff	600	600		-	-
Carlos L Renfro	100	100		-	-
Michael A Reppucci	100	100		-	-
Reva Enterprises	10,000	10,000		-	-
Frank Reynolds	10,000	10,000		-	-
Philip M Rice	10,000	10,000		-	-
Ridge Clearing & Outsourcing	8,975	8,975		-	-
Roy Edwards Roberts	100	100		-	-
Kerri Robertson	15,000	15,000		-	-
Irving Rothstein	50,000	50,000		-	-
Rodney S Roy	200	200		-	-
John Salg	900	900		-	-
Erica Arlene Salinas	1,000	1,000		-	-
Dr Eliahu Samra	5,000	5,000		-	-
Joseph Santone	3,434	3,434		-	-

Shareholder Name	Prior to Offering			After Offering	
	Shares Beneficially Owned	Shares Being Registered		Shares Owned After Offering	Percentage of Common Stock Owned after Offering
William F Schafer	5,000	5,000		-	-
William F Schafer III	10,000	10,000		-	-
Judith R Scher Tr	2,000	2,000		-	-
Joseph P Schneller	100	100		-	-
Stanley Schnitzer	1,896	1,896		-	-
Scotia Capital Inc	1,000	1,000		-	-
Scottsdale Securities Inc	26,895	26,895		-	-
Search International	550	550		-	-
Sheila E C Seath	10,000	10,000		-	-
Vin W Seibert	10,500	10,500		-	-
Stuart Seigle	44,000	44,000		-	-
Matthew D Serpe	585	585		-	-
Steven H Sharaf	5,100	5,100		-	-
Andrew Shoh	1,717	1,717		-	-
Len Smith	100,000	100,000		-	-
Brett Snyder	167	167		-	-
Nicholas A Spagnoletti	700	700		-	-
Spraybreak & Co	2,000	2,000		-	-
Jessie Lind Stella	750	750		-	-
John Strasser	5,000	5,000		-	-
Neil Swartz	20,000	20,000		-	-
John Tagaste	500	500		-	-
TD Ameritrade Clearing Inc	299,822	299,822		-	-
TD Waterhouse Canada	4,000	4,000		-	-
Paul Tecchio	10,000	10,000		-	-
Terminio 6 Inc	1,950,000	1,950,000		-	-
Jose Terry	2,600	2,600		-	-
Mark Tihasek	10,000	10,000		-	-
Julio A Toribio	100	100		-	-
Mark A Towers	100	100		-	-
Trang Tran	240	240		-	-
Trust Company of Virginia	5,000	5,000		-	-
UBS Financial Services, Inc.	64,000	64,000		-	-
J David Uechi	100	100		-	-
Joshua T Ungerleider	1,000	1,000		-	-
Union Valoren AG	5,000	5,000		-	-
US Bancorp Investments Inc	480	480		-	-
USAA Investment Management Co	1,210	1,210		-	-
Verdiramo & Verdiramo PA [3]	320,000	320,000		-	-
Anne Marie Verdiramo [4]	250,000	250,000		-	-
Marion H Verdiramo [5]	3,400,930	1,035,382		2,365,548	11.42%
Richard J Verdiramo [2]	1,300,000	-		1,300,000	6.28%

Shareholder Name	Prior to Offering			After Offering	
	Shares Beneficially Owned	Shares Being Registered		Shares Owned After Offering	Percentage of Common Stock Owned after Offering
Vincent S Verdiramo [6]	200,000	200,000		-	-
W.H. Partners	10,000	10,000		-	-
Ruxiang Wang Cust	1,000	1,000		-	-
Marston Webb	2,000	2,000		-	-
WEDBUSH MORGAN SECURITIES	1,000	1,000		-	-
Daniel J Welsh	20,000	20,000		-	-
Howard Wexelman	5,000	5,000		-	-
Connie Christine Wheeler	31,000	31,000		-	-
Wildcat Media Inc	10,000	10,000		-	-
Marc S Zeoli	200	200		-	-
Michael K Zinkowski	100	100		-	-
Totals	20,707,641	16,142,093		4,565,548	

1 – Robert J. Gilbert is the President, CEO, CFO and a Director of the Company.

2 – Richard J. Verdiramo is the Vice President and a Director of the Company

3 – Verdiramo & Verdiramo, P.A. is a law firm owned by Vincent L. Verdiramo and Vincent S. Verdiramo the father and brother, respectively of Richard J. Verdiramo the Vice President of the Company.

4 – Anne Marie Verdiramo is the sister of Richard J. Verdiramo the Vice President of the Company.

5 – Marion H. Verdiramo is the mother of Richard J. Verdiramo the Vice President of the Company.

6 – Vincent S. Verdiramo is the brother of Richard J. Verdiramo the Vice President of the Company.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. Because there is no trading market in our common stock as of the date of this prospectus, the selling stockholders intend to sell any shares in the public market at a fixed price of $0.50 per share until a public market develops for the common stock. Once a public market develops for the common stock, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions, including gifts;

- covering short sales made after the date of this prospectus;

- pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method of sale permitted pursuant to applicable law. The selling stockholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

A selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock owned by him and, if the selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In the event of a transfer by a selling stockholder of the common stock other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling stockholder.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

To our knowledge, none of the selling stockholders have an agreement or understanding with any broker-dealer with respect to the sale of their shares.

None of our selling shareholders are broker-dealers. Selling stockholders who are broker-dealers or affiliates of broker-dealers will be deemed underwriters in connection with their sales. The selling stockholders who are affiliates and employees of broker-dealers purchased their shares in the ordinary course and, at the time of purchasing the securities they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares.

MARKET FOR COMMON STOCK

There is no market for our common stock.

As of November 17, 2008, we had 272 stockholders of record. At that date, we had 20,707,641shares of common stock outstanding, of which 16,142,093 shares were held by the selling stockholders for sale pursuant to this prospectus. The remaining shares are "restricted" and may only be sold pursuant to a registration statement or an exemption from registration such as Rule 144.

INDEX TO FINANCIAL STATEMENTS

Gately & Associates, LLC
Winter Park, FL

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and shareholder
Best Health, Inc.

We have audited the accompanying combined balance sheets of Best Health, Inc. as of December 31, 2007 and 2006 and the related combined statements of income and retained earnings, and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on the audit.

We conducted the audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Best Health, Inc. as of December 31, 2007 and 2006, and the combined statements of income and retained earnings, and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Gately & Associates, LLC

Gately & Associates, LLC
Winter Park, FL
February 20, 2008

BEST HEALTH, INC.
(a development stage company)
BALANCE SHEETS
As of September 30, 2008 and December 31, 2007

ASSETS

CURRENT ASSETS	9/30/2008	12/31/2007
Cash	$ 168	$ 3,579
Prepaid Advertising	1,966,811	-
Inventory	32,341	27,425
Total Current Assets	1,999,320	31,004

FIXED ASSETS		
Office Equipment	2,400	2,400
Accumulated Depreciation	(2,306)	(1,742)
Total Fixed Assets	94	658
TOTAL ASSETS	$1,999,414	$ 31,662

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued Expenses and Accounts Payable	9,244	400
Notes Payable	217,629	208,909
Total Current Liabilities	226,873	209,309
TOTAL LIABILITIES	$ 226,873	$ 209,309

STOCKHOLDERS' EQUITY		
Preferred Stock - Par value $0.001;		
Authorized: 50,000,000		
None issued and outstanding		
Common Stock - Par value $0.001;		
Authorized: 200,000,000		
Issued and Outstanding: 20,707,641	20,707	13,360
Additional Paid-In Capital	2,012,795	9,600
Accumulated Deficit	(260,961)	(200,607)
Total Stockholders' Equity	1,772,541	(177,647)
TOTAL LIABILITIES AND EQUITY	$1,999,414	$ 31,662

The accompanying notes are an integral part of these financial statements.

BEST HEALTH, INC.
(a development stage company)
STATEMENT OF OPERATIONS
For the nine months ending September 30, 2008 and 2007
From inception (January 30, 2002) through September 30, 2008

	9 MONTHS ENDING 9/30/2008	9 MONTHS ENDING 9/30/2007	FROM INCEPTION
REVENUE	$ 1,448	$ 60	$ 1,508
COST OF SERVICES	495	-	495
GROSS PROFIT OR (LOSS)	953	60	1,013
GENERAL AND ADMINISTRATIVE EXPENSES	55,937	13,545	124,142
RESEARCH & DEVELOPMENT	150	1,212	122,362
OPERATING INCOME (LOSS)	(55,134)	(14,697)	(245,491)
INTEREST EXPENSE	(5,220)	(4,456)	(15,470)
NET INCOME (LOSS)	$ (60,354)	$ (19,153)	$ (260,961)
ACCUMULATED DEFICIT, BEGINNING BALANCE	(200,607)	(171,893)	-
ACCUMULATED DEFICIT, ENDING BALANCE	$ (260,961)	$ (191,046)	$ (260,961)
Earnings (loss) per share	$ (0.004)	$ (0.001)	$ (0.018)
Weighted average number of common shares	15,926,680	13,360,211	14,779,547

The accompanying notes are an integral part of these financial statements.

BEST HEALTH, INC.
(a development stage company)
STATEMENT OF OPERATIONS
For the three months ending September 30, 2008 and 2007

	3 MONTHS ENDING 9/30/2008	3 MONTHS ENDING 9/30/2007
REVENUE	$ 528	$ -
COST OF SERVICES	157	-
GROSS PROFIT OR (LOSS)	371	-
GENERAL AND ADMINISTRATIVE EXPENSES	39,433	10,177
RESEARCH & DEVELOPMENT	100	1,212
OPERATING INCOME (LOSS)	(39,162)	(11,389)
INTEREST EXPENSE	(1,923)	(1,699)
NET INCOME (LOSS)	$ (41,085)	$ (13,088)

The accompanying notes are an integral part of these financial statements.

24

BEST HEALTH, INC.
(a development stage company)
STATEMENT OF STOCKHOLDERS' EQUITY
From inception (January 30, 2002) through September 30, 2008

	SHARES	COMMON STOCK	ADDITIONAL PAID IN	ACCUM. DEFICIT	TOTAL EQUTY
Stock Issued for compensation on February 17, 2005 at $0.001 per share	13,360,211	$ 13,360	$ -	$ -	$ 13,360
In-Kind Contribution			2,400		2,400
Net Loss				(48,756)	(48,756)
Total, December 31, 2005	13,360,211	13,360	2,400	(48,756)	(32,996)
In-Kind Contribution			3,600		3,600
Net Loss				(123,137)	(123,137)
Total, December 31, 2006	13,360,211	13,360	6,000	(171,893)	(152,533)
In-Kind Contribution			3,600		3,600
Net Loss				(28,714)	(28,714)
Total, December 31, 2007	13,360,211	13,360	9,600	(200,607)	(177,647)
Stock issued for compensation on February 11, 2008 at $0.001 per share	1,073,000	1,073	-	-	1,073
Stock issued for cash on April 22, 2008 for $0.001 per share	5,000	5	2,495	-	2,500
Stock issued as compensation - advertising services on June 2, 2008 at $1.00 per share	2,000,000	2,000	1,998,000	-	2,000,000
Stock issued as compensation on August 11, 2008 at $0.001 per share	4,269,430	4,269	-	-	4,269
In-Kind Contribution			2,700		2,700
Net Loss				(60,354)	(60,354)
Total, September 30, 2008	20,707,641	$ 20,707	$ 2,012,795	$ (260,961)	$ 1,772,541

The accompanying notes are an integral part of these financial statements.

BEST HEALTH, INC.
(a development stage company)
STATEMENTS OF CASH FLOWS
For the nine months ending September 30, 2008 and 2007,
from inception (January 30, 2002) through September 30, 2008

	9 MONTHS ENDING 09/30/08	9 MONTHS ENDING 9/30/2007	FROM INCEPTION
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (60,354)	$ (19,153)	$ (260,961)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	565	600	2,307
Inventory	(4,917)	(27,425)	(32,342)
Prepaid Advertising services	(1,966,811)	-	(1,966,811)
In-Kind Contribution	2,700	2,700	12,300
Stock issued as compensation	2,005,342	-	2,018,702
Increase (Decrease) in Accrued Expenses	8,834	(2,350)	9,234
Increase (Decrease) in Accrued interest	5,220	4,456	15,479
Total adjustments to net income	50,933	(22,019)	58,869
Net cash provided by (used in) operating activities	(9,421)	(41,172)	(202,092)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash paid for computers & software	-	-	(2,400)
Net cash flows provided by (used in) investing activities	-	-	(2,400)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash from stock issuance	2,500	-	2,500
Cash received from note payables	3,510	48,000	202,160
Net cash flows provided by (used in) financing activities	6,010	48,000	204,660
CASH RECONCILIATION			
Net increase (decrease) in cash	(3,411)	6,828	168
Cash - beginning balance	3,579	352	-
CASH BALANCE - END OF PERIOD	$ 168	$ 7,180	$ 168

The accompanying notes are an integral part of these financial statements.

Notes to the financial statements

1. Summary of Significant Accounting Policies:

Industry – Best Health, Inc. (the "Company") was incorporated in the state of Florida on January 30, 2002. The Company is considered to be in the development stage and accounted for as a going concern. The industry the Company will be in is that of the manufacture and sale of an ultrasonic machine designed to clean contact lenses that will extend the life of the lenses.

The Company's fiscal year end is December 31, a calendar year end.

Significant Accounting Policies:

The Company's management has adopted the following accounting policies.

Revenue Recognition

The Company started to generate revenues from the sales of the products, and it accounts for them on the accrual basis as a going concern under Generally Accepted Accounting Principles.

Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit with financial institutions which have original maturities of three months or less to be cash and cash equivalents.

Basis of Accounting

The Company's financial statements are prepared in accordance with generally accepted accounting principles. The Company's management has made all adjustments in their opinion that are necessary in order to make the financial statements not misleading.

Estimates and adjustment

The Company's management is of the opinion that all estimates and adjustment have been made in accordance with Generally Accepted Accounting Principle in order for the financial statements to not be misleading.

Inventory

On September 30, 2008, the Company had $32,440 in inventory. All of the products were received and now are stored awaiting orders. Inventory is accounted for on the average cost basis.

Property and Equipment

The furniture purchase is recorded at cost. Depreciation is computed on the straight line method over the estimated useful life of 7 years.

Income Taxes

The Company utilizes the asset and liability method to measure and record deferred income tax assets and liabilities. Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings Per Share

 Basic and diluted earnings per share is computed by dividing earnings available to stockholders by the weighted-average number of shares outstanding for the period as guided by the Financial Accounting Standards Board (FASB) under Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Shares". Diluted EPS reflects the potential dilution of securities that could share in the earnings.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of operating demand deposit accounts. The Company's policy is to place its operating demand deposit accounts with high credit quality financial institutions that are insured by the FDIC.

Estimates and adjustment

The Company's management is of the opinion that all estimates and adjustment have been made in accordance with Generally Accepted Accounting Principle in order for the financial statements to not be misleading.

2. Related Party Transactions:

Primary shareholders currently fund the Company. A related party has also loaned the Company money in the form of note payables.

On February 11, 2008, the Company issued 1,073,000 shares of common stock, of which 950,000 were to related party shareholders as compensation of services rendered.

On August 11, 2008, the Company issued 4,269,430 shares of common stock, of which 150,000 were to related party shareholders as compensation for services rendered.

The Company records an amount of $3,600 per year or $300 per month for an in-kind contribution of rent provided by a related party shareholder.

3. Accounts Receivable:

The Company has no receivables at this time.

4. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. Accounts Payable and Accrued Expenses:

Accounts payable and accrued expenses consist of trade payables from normal operations of the business.

6. Notes Payable:

At various dates during 2005 the Company borrowed $33,650 from 6 individuals and companies, all at an interest rate of 6%. The notes provide that the principle and interest, as earned, are convertible into the common stock of the Company at a rate of $.02 per share any time after one year from the date of the note.

At various dates during 2006, the Company borrowed $114,000 from individuals and companies, all at an interest rate of 6%. The notes provide that the principle and interest, as earned, are convertible into the common stock of the Company at a rate of $.02 per share any time after one year from the date of the note.

At various dates during 2007, the Company borrowed $51,000 from individuals and companies, all at an interest rate of 6%. The notes provide that the principle and interest, as earned, are convertible into the common stock of the Company at a rate of $.02 per share any time after one year from the date of the note.

At various dates during 2008, the Company borrowed $3,510 from individuals and companies, all at an interest rate of 6%. The notes provide that the principle and interest, as earned, are convertible into the common stock of the Company at a rate of $.02 per share any time after one year from the date of the note.

7. Stockholder Equity:

The Company has authorized 50,000,000 shares of preferred stock at a par value of $.001 per share, none of which have been issued.

The Company has authorized 200,000,000 shares of common stock at a par value of $.001 per share of which 20,707,641 shares have been issued.

On July 17, 2005, the Company issued 13,360,211 common shares at par for a value of $13,360. The shares were issued as compensation.

On February 11, 2008, the Company issued 1,073,000 common shares at par for a value of $1,073. The shares were issued as compensation for services rendered. 950,000 of these shares were shares issued to related party shareholders.

On April 22, 2008, the Company issued 5,000 common shares for cash at $0.50 per share for a value of $2,500.

On June 2, 2008, the Company issued 2,000,000 common shares at $0.001 per share for a value of $2,000. The shares were issued as compensation for services rendered in conjunction with a marketing agreement signed with Media4Equity LLC. The Company also recorded a Prepaid Advertising asset of $2,000,000 in conjunction with the Media4Equity marketing agreement.

On August 11, 2008, the Company issued 4,269,430 common shares at par for a value of $4,269. The shares were issued as compensation.

8. Employment Contract and Incentive Commitments:

The Company has no employment contracts and incentive commitments.

9. Income Taxes:

The Company has a net loss carry-forward of $260,961 as of September 30, 2008.

The income tax payable that was accrued for the period ended September 30, 2008 was offset by the Company's net operating loss carry-forward therefore the provision for income tax in the income statement is $0.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 30, 2008 are as follows:

Deferred tax assets:		
Federal net operating loss	$	39,144
State net operating loss		13,048
Total deferred tax assets		52,192
Less valuation allowance		(52,192)

The Company has provided a 100% valuation allowance on the deferred tax assets at September 30, 2008 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.

The reconciliation of the effective income tax rate to the federal statutory rate for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Federal income tax rate	(15.0%)	(15.0%)
State tax, net of federal benefit	(5.0%)	(5.0%)
Increase in valuation allowance	20.0%	20.0%
Effective income tax rate	0.0%	0.0%

10. Required Cash Flow Disclosure for non-cash items, Interest and Taxes Paid:

The Company has made no cash payments for interest or income taxes.

11. Contingent Liabilities:

Currently the Company has not identified any contingent liabilities that may be due.

12. Controls and Procedures:

a) Evaluation of disclosure controls and procedures.

Our Chief Executive Officer and Chief Financial Officer (collectively the "Certifying Officers") maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management timely. Under the supervision and with the participation of management, the Certifying Officers evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule [13a-14(c)/15d-14(c)] under the Exchange Act) within 90 days prior to the filing date of this report. Based upon that evaluation, the Certifying Officers concluded that our disclosure controls and procedures are effective in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC.

b) Changes in internal controls.

Our Certifying Officer has indicated that there were no significant changes in our internal controls or other factors that could significantly affect such controls subsequent to the date of his evaluation, and there were no such control actions with regard to significant deficiencies and material weaknesses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see "Forward Looking Statements."

Overview
Best Health, Inc.

We were formed as a Florida corporation on January 30, 2002 to manufacture and sell a branded ultrasonic contact lens cleaning, disinfecting and storage unit and a branded line of ocular solutions, including a multipurpose solution, lubricating drops and rewetting drops. As of September 30, 2008, we had generated $ 1,508 of revenue from operations, and had a cumulative loss since inception of $(260,961). We have two employees, Robert J. Gilbert and Richard J. Verdiramo our President and Vice President, respectively. The products we sell are branded under the name "Lens*Comfort*". We sell our products to contact lens wearing consumers and to eye care professionals.

We believe that our business can grow by expanding our marketing efforts through increased Internet advertising, direct response television, and direct mail to our target market and through acquisitions or mergers with other entities in our or other businesses.

Our address is 3163 Kennedy Boulevard, Jersey City, New Jersey 07306, telephone (201) 217-4137, fax (201) 221-8043.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. We believe the following are the critical accounting policies that impact the financial statements, some of which are based on management's best estimate as available at the time of preparation. Actual experience may differ from these estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates made by us include the valuation of the deferred tax asset allowance and the allowance for doubtful accounts.

Fair Value of Financial Instruments

The amounts at which current assets and current liabilities are presented by us approximate their fair value due to their short-term nature.

Revenue Recognition
We recognize revenue from the sales of our products when an order is completed and the product is shipped.

Accounts Receivable

We have no accounts receivable at this time.

Income Taxes

We follow the provisions of Statement of Financial Accounting Standards Board No. 109, "Account for Income Taxes," which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48). There was no impact on our consolidated financial position, results of operations or cash flows at December 31, 2007 and for the year then ended as a result of implementing FIN 48. At the adoption date of January 1, 2007 and at December 31, 2007, we did not have any unrecognized tax benefits. Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of September 30, 2008 and December 31, 2007, we had no accrued interest or penalties. We currently have no federal or state tax examinations in progress nor have we had any federal or state tax examinations since our inception. All of our tax years are subject to federal and state tax examination.

Recent Accounting Pronouncements

Management does not believe that any recently issued, not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Results of Operations

The following table sets forth our statements of operations for the period from January 30, 2002 (inception) to September 30, 2008 and the year ended December 31, 2007:

	Period from January 30, 2002 (Inception) to September 30, 2008	Year Ended December 31, 2007
Revenue	$1,508	$60
Cost of revenue	495	0
Gross Profit	1,013	60
Other income	0	0
Selling, general and administrative costs	124,142	21,446
Research & Development	122,362	1,212
Income (loss) before income tax expense (benefit)	(260,961)	(22,598)
Income tax expense (benefit)	-0-	-0-
Net Income (loss)	($260,961)	($22,598)

Period from January 30, 2002 (inception) to September 30, 2008 and the Year Ended December 31, 2007.

Revenues.   Revenues for 2008 were $1,448 as compared to $60 in 2007. The increase in revenue is attributable to the commencement of the sale of our products in 2007.

Cost of Revenues; Gross Margin.   Cost of revenues was $495 in 2008 compared to $0 in the 2007 period due to the commencement of business activities in 2007.

Selling, General and Administrative Expenses.   Our selling, general and administrative expenses were $ 55,937 in 2008, compared to $21,446 in the 2007 period, due to an increase in legal and accounting fees and other expenses in 2007.

No income tax benefit has been reflected in either period as management has determined that it is more likely than not that the net operating loss will be utilized in the future.

<u>Net Loss</u>.   As a result of foregoing, our net loss increased to ($260,961) or ($0.018) per share (weighted average number of common shares), for the period ended September 30, 2008 from inception. We had a net loss of ($28,714) or ($0.002) per share (weighted average number of common shares), for the year ended December 31, 2007.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including planned capital expenditures. At September 30, 2008, we had working capital of approximately $1,732,447 compared to working capital of ($178,305) at December 31, 2007, principally as a result of the addition of prepaid advertising paid for with our common stock.

Our Notes Payable increased by $8,720 for the nine months ended September 30, 2008 due to additional borrowing and interest due that was added to the principal. As of that date our Notes Payable were $217,629.

Management believes that based on current levels of operations and anticipated growth we do not have enough cash to meet our anticipated cash requirements for approximately the next 12-24 months. In order to continue operations we will need to attract additional financing either through debt or equity.

While uncertainties relating to competition exist in our business, management is not aware of any trends or events likely to have a material adverse effect on liquidity or our financial statements. To the extent that these factors result in a decline in our revenue, our liquidity may be affected.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.


BUSINESS


GENERAL

Best Health, Inc. commenced operations in January 2002. We focus specifically on the development, manufacturing and marketing of health and wellness oriented consumer and professional products worldwide. We are focused on selling products to female and male consumers between the ages of 13 to 60. To achieve market penetration, we use certain state and federally licensed eye care professionals who specialize in fitting soft and gas permeable contact lenses. In addition, we utilize the Internet and print media to support dispensing efforts in the offices of eye care professionals. We intend to use broadcast, satellite and cable television, direct response TV, radio, outdoor signage, direct mail, infomercials and traditional retail channels of distribution where applicable to increase brand awareness for our products and to increase sales.

Our products meet the needs of mass markets; there is global appeal; the product is safe and durable and the overall services offered are unique to the contact lens market segment.

General Business Overview

Best Health, Inc., incorporated in the State of Florida January 2002. Our Lens*Comfort* product line primarily focuses on significant opportunities in the eye care market. We have introduced a state-of-the-art ultrasonic contact lens care Unit that cleans and aids in disinfection of contacts offering increased protection from potential sight threatening pathogens and a proprietary, branded multipurpose solution. The use of both products together, in the manner approved by the FDA, increases consumer safety while reducing the overall cost of wearing contact lenses for the consumer. We maintain a web site on the Internet: www.lenscomfort.net to promote and sell the Lens*Comfort* brand of products and services offered to consumers.

Created to be the complete source for ocular health products for consumers, Best interacts with its customers through various strategic points of distribution, which include comprehensive product branded Internet sites, direct response television and participation in "home shopping format" television. Lens*Comfort* products are sold through the Internet and certain eye care practitioners and, where appropriate, certain retail stores and catalogues. Best's ultrasonic cleaning, disinfecting and storage unit, sold under the brand name "Lens*Comfort*", was developed to address the myriad of cost and ocular health issues that arise from the improper use of, and caring of, contact lenses by consumers. The product has been sold during test marketing through Optometrists and Ophthalmologists who have specialty lens practices.

One out of two Americans needs some sort of vision correction according to the American Optometric Association. Consumer awareness in general, regarding improvements in products and procedures for vision correction has dramatically grown due to a number of technical innovations and significant advertising by the manufacturers and some eye care professionals. Disposable lenses, surgical correction for myopia and colored contact lenses all have employed national consumer advertising campaigns targeting the consumer. The result has been a dramatic increase in the number of consumers who have considered changing their existing visual aids (glasses) and have chosen to investigate surgical procedures or have purchased either rigid gas permeable (RPG) or soft contact lenses. Contact lens manufacturers have targeted teenagers, athletes, fashion conscious middle age adults and aging baby boomers as prime candidates for these products and/or procedures.

The overall market for contact lens related products in the United States grew at a rate of 11.5% in the first half of 2006 according to the January 2007 issue of "Contact Lens Spectrum". As projected by Bausch & Lomb in their 2006 Annual Report, the US market for replacement contact lenses and contact lens care products totaled $ 2.1 Billion dollars at the year-end 2006. The market for soft, RGP and polymethylmethacrylate ("PMMA" or hard) contact lens replacements is approximately $1.2 Billion dollars. For lens care products, it is estimated by manufacturers to be (X factory) $ 900 million. The lens care market consists of cleaning, rinsing, disinfecting, enzyming, storing, and lubricating solutions for contact lenses.

Industry Overview

Industry analysts estimate that over 50% of the United States population needs some form of corrective eyewear. Contact lenses are a convenient alternative to eyeglasses. The number of contact lens wearers worldwide is expected to increase by approximately 10%, as technology further improves the convenience, comfort and fit of contact lenses. As a result, the contact lens market is large and growing. The contact lens care market is a direct function of the contact lens market; the volume and product mix prescribed by eye care practitioners drives the initial purchase of care products such as devices and solutions.

Traditionally, contact lenses were sold to consumers almost exclusively by either optometrists or ophthalmologists. These eye care practitioners would typically fit a patient with their initial pair of contact lenses after an eye examination. Once a patient was properly fit, these practitioners would subsequently provide replacement lenses as needed from their office. After the initial fitting of contacts a prescription is required to purchase lens replacements. By law this prescription must be written by a licensed eye care practitioner. Consumers would then purchase their replacement contact lenses at the original fitters' office. This initial scenario has changed dramatically in the last ten years. Over the last two decades a number of alternative sellers of replacement contact lenses have emerged that include direct marketers and retail warehouse businesses such as Costco, BJ's etc. They now dominate the replacement contact lens market.

We believe that increased consumer awareness of the benefits of the direct marketing of contact lenses and other ocular products such as solutions, will lead to further growth of this method of buying and selling contact lenses. Purchasing replacement contact lenses and solutions from a direct marketer offers the convenience of shopping at home, rapid home delivery, quick and easy telephone or Internet ordering and competitive pricing. In addition, the growth in popularity of disposable contact lenses, which require patients to purchase replacement lenses more frequently, has contributed to the growth of the use of the direct marketing channel. The direct marketing industry continues to grow as many retail customers have migrated towards the convenience and service offered by home shopping facilitated by the Internet.

We expect the direct marketing segment of the contact lens industry to grow in tandem with the growth in the direct marketing industry as a whole. Penetration of mail order direct marketing in the contact lens segment of the market remains in the single digit percentage points. This lags in comparison to the penetration of direct marketing of other prescription items such as pharmaceuticals. Best is optimistic that there is great potential for growth as the contact lens segment potentially experiences the same growth that the corresponding pharmaceutical market has experienced.

We believe that the growth and acceptance of the Internet presents significant opportunities for direct marketers of contact lenses, solutions and care systems, including the products we offer. The factors driving this growth include the increasing number and decreasing cost of personal computers in homes and offices, technological innovations providing easier, faster and cheaper access to the Internet, the proliferation of content and services being provided on the Internet and the increasing use of the Internet by businesses and consumers as a medium for conducting business.

The Internet possesses a number of unique and commercially powerful characteristics that differentiate it from traditional media: users communicate or access information without geographic limitations; user's access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously. The Internet has created a dynamic and particularly attractive medium for commerce; empowering customers to gather more comparative purchasing data than is feasible with traditional commerce systems, to shop in a more convenient manner and to interact with sellers in many new ways. Best believes that the Internet provides a convenient and efficient medium for the sale of replacement contact lenses, our ultrasonic cleaning and disinfection unit and solutions.

Eye care practitioners have been reluctant to provide patients with a copy of their prescription or to release such information to direct marketers upon request, thereby limiting a patient's choice to purchase contact lenses from a direct marketer. 100% of all contact lenses and the solutions to care for them are initially dispensed at the time of the initial fitting by eye care practitioners. Until recently, substantially all of the major manufacturers of contact lenses and solutions refused to sell contact lenses and related products to direct marketing companies. Consumers were driven to mail order by the artificially high cost of lens replacements and the behavior of eye care practitioners refusing to release their prescriptions to contact lens wearers. The Federal government now has made prescription release mandatory in all states. One company out of 250 estimated lens replacement companies, 1-800Contacts, alone reported approximately $248 million in sales of replacement lenses in a 10K filing with the Securities & Exchange Commission in 2006. This company has since been purchased and is now private. 1-800Contacts represented approximately 19% of all the contact lens replacements sold in the United States at that time.

Congress has passed the Fairness to Contact Lens Consumers Act ("FCLCA"), requiring all eye care practitioners to give patients a copy of their prescription as soon as they have been fitted, whether they ask for it or not. The FCLCA also requires all eye care practitioners to respond to direct marketers' requests to verify patient prescriptions and provides that their failure to respond within eight business hours shall result in the prescription

35

being presumed valid, thereby eliminating the ability of eye care practitioners to impede sales by direct marketers simply by ignoring or refusing to respond to their requests to verify prescriptions. The Federal Trade Commission ("FTC") has been tasked by Congress to study and report its findings on the overall competitiveness of the contact lens market and any recommendations it may have to improve competition. This study and findings may lead to even further pro-consumer initiatives on which Best may capitalize. Likewise, nearly all of the manufacturers are now subject to legal injunctions requiring them to sell contact lenses to direct marketers under certain conditions or have specific agreements with the company to supply it contact lenses.

Ocular Health – Traditionally, contact lens care has been complex, inconvenient, costly and all too often not properly executed by 50 to 60% of all wearers according to Contact Lens Spectrum. The market needs a simple, convenient, efficacious, low cost method for patients to care for their lenses. Well cared for lenses are comfortable and provide clear crisp vision. Poor care leads to infection and lens intolerance that results in lens wearer "drop-outs" (i.e., patients cease wearing contact lenses). It is estimated, by Health Products Research of Somerville, NJ, that the dropout rate of contact lens wearers is approximately 7% per year. The growth of disposable wear over conventional wear lenses has not eliminated the requirement that virtually all of these lenses must be cared for when they are worn and then removed at night.

Best Health - Lens*Comfort* Brand of Products and Services

Contact lens dispensing and subsequent sales of lenses, solutions, lubricants and vitamins are the basis for all revenues in this category. Contact lenses can be divided into two modalities: soft lenses and rigid gas permeable. There are three wearing modalities for soft contact lenses: conventional, disposable and planned replacement. Conventional lenses are typically replaced after 12 to 24 months. Disposable lenses were introduced in the late 1980s based on the concept that changing lenses on a more regular basis was important to comfort, convenience, maintaining healthy eyes and patient compliance. Although convenience has been a positive factor in their acceptance, over wearing by consumers to offset their high cost has caused an increase in the incidence of infections and other ocular problems. Disposable lenses are changed as often as daily (3% of wearers) and up to every two weeks, depending on the product. Planned replacement lenses are designed to be changed as often as every two weeks and up to every three months. Any lens not thrown away on a daily basis must be cleaned, disinfected and stored in a disinfecting/cleaning solution each night after wearing.

Best, through its Lens*Comfort* Brand, is a direct marketer of ultrasonic cleaning, disinfection and storage units for all contact lenses. We do not provide eye examinations or related services to our customers. We believe that the bundling of an ultrasonic storage unit and our proprietary multipurpose solution will provide it with a competitive advantage over eye care practitioners, optical chains, discount stores and other direct mail/Internet retailers. The approach of providing consumers with bundled products that reduce their cost and make their lenses last longer safely, will also serve as an effective barrier of entry to potential competitors who directly market contact lenses and ocular care products to consumers.

Lens*Comfort* Brand Products

The Lens*Comfort* Brand is comprised of the Lens*Comfort* Ultrasonic Contact Lens Cleaning, Disinfection and Storage Unit coupled with Best's proprietary Lens*Comfort* MultiPurpose Solution. This combination creates a complete contact lens care system. The Unit cleans, disinfects, rinses, and removes oils and deposits in fifteen (15) minutes, from all soft and rigid gas permeable contact lenses. The Unit's ultrasonic power aids in disinfection, breaks up and emulsifies deposits and extracts embedded oils in the contact lens without damaging the lenses, no matter what the water content of the lens is or whether the lens is a hybrid (combination of a soft skirt and center RGP lens material). The Unit yields a "like new" lens every time it is used allowing consumers to wear their lenses safely and comfortably for the length of time recommended by their doctors as specified by the manufacturer.

Lens*Comfort* Storage Unit - The Unit is portable and designed to facilitate effective cleaning and disinfection of all types of contact lenses while a wearer stores their lenses in the Unit overnight. That includes disposables, colored lenses, hybrid and rigid gas permeable lenses.

The Unit consists of a plastic housing, a cap with lens baskets and a stainless steel tank. The Unit is compact and lightweight. The cap contains two lens baskets into which the contact lenses are placed and then submerged into the tank. Once placed on the tank and twisted, a leak resistant seal is created. The electronic circuitry is sealed in a watertight structure. A UL/CSA approved wall transformer is used to access conventional electrical outlet for power and it also serves as a buffer for power surges. The circuitry contains components for regulating the initiation and end of the cleaning cycle (approximately 15 minutes). The cycle commences when the wall transformer is plugged in. An LED indicates power on, cycle duration and end of cycle. After a complete cleaning cycle, the lenses may be worn immediately or stored in the Unit for up to 30 days. The Unit is unplugged after each use.

The Unit's ultrasonic activity is effective and it aids in disinfection, breaks up and emulsifies deposits, lipids and embedded oils in the contacts. Wearers immediately notice the difference in the comfort of their lenses when they are applied and experience better visual clarity resulting in a "like new" feeling every time after they use the Unit. The Unit is targeted to consumers, who are sensitive to allergens and can become lens intolerant; people who over wear their lenses and experience discomfort; and people who wear specialty lenses. These consumers are prone to stop wearing contact lenses because of discomfort, infections and other problems related to improperly cleaned and disinfected lenses.

Best positions the Unit as a preventative eye care product that allows the consumer to safely and comfortably wear their lenses at least for the maximum time recommended by the lens manufacturer. The industry estimates that at least over 50% of all disposable wearers over wear their lenses. When our Unit is bundled with Best's Lens*Comfort* MultiPurpose Solution, the consumer benefits with lower overall cost, more comfortable lens wear, healthier eyes and one stop service, setting us apart from all other competitors. The Unit has a lifetime warranty that is tied to the ongoing and documented purchase of Lens*Comfort* MultiPurpose Solution from Best.

Lens*Comfort* MultiPurpose Contact Lens Solution – Best markets a multipurpose contact lens solution that is unique because it can be used for all soft, disposable and rigid gas permeable lenses in conjunction with the Lens*Comfort* Unit. The solution can be used to store lenses continuously for up to 30 days in the Unit. The antimicrobial agent in the solution is mild and has been formulated for use by all contact lens wearers and especially for individuals who have been identified by their eye care professional as having sensitive eyes. The solution is delivered directly to customers in their home or office. The solution is available through Best directly, the Internet and certain eye care professionals.

Sales and Marketing

The Lens*Comfort* branded product line is positioned as one that reduces the overall cost of lens wear safely, whether disposable, conventional, hybrid or rigid gas permeable. The product can make a lens wearers experience more comfortable healthier eyes if used daily. The Lens*Comfort* Ultrasonic Cleaning, Disinfecting & Storage Unit does not damage any hybrid or gas permeable lenses as evidenced by our 510K submission documents which are on file with the FDA.

We tie the Unit's warranty to the ongoing usage of Lens*Comfort* MultiPurpose Solution therefore, creating a financial reliance between the consumer and us. The solution has been formulated to provide users less exposure to some of the chemicals added to today's "all-in-one" solutions such as enzymes to remove protein deposits. Many wearers, if they remove their lenses at night, just place them in a solution for storage. They do not mechanically clean and disinfect them as recommended by their eye care professional and the FDA. The Lens*Comfort* Ultrasonic Cleaning, Disinfecting & Storage Unit is the answer to those who just store their lenses overnight in multipurpose solution never mechanically cleaning them. Plug the Unit in, and lenses are clean and disinfected in 15 minutes.

North American Sales/Marketing

The market for contact lenses and other products related to their use and care is well defined in North America. The demographics are clear and trend toward better educated middle class people and above.

We bundle the Lens*Comfort* Unit with our solution. We now ship the Unit and solutions to consumers and process their credit cards either directly or over the Internet. We will pursue traditional methods of marketing; purchasing lists, direct mail, Direct Response TV, and TV ads.

Competition – Devices

Devices – The following is a list of devices currently being sold in the market today. A short evaluation of the Units offered by our competition follows:

Clensatron –   Mechanical device

Turbotron 20/20 -   A washing machine type unit

Aquasteril -   This unit uses ultra-violet light to disinfect. It has not been approved by the FDA

Purilens -   This unit uses ultraviolet light to disinfect and a wand that vibrates in the solution to create a swirling effect

Lens-So-Clean - Unit uses early stage cleaning technology and is not warranteed by manufacturer

Shinning Image - Not approved by FDA for sale in US

The Clensatron, Turbotron, Aquasteril and Purilens all retail for between $49.00 and $100.00. While none of the competition noted above, is remotely comparable in terms of the efficacy, convenience and cost of solutions to the Unit, the aggregate sales volume of these Units has been significant. We estimate that an aggregate of approximately 2,000,000 competitive Units have been sold since 1989. This volume, with poor products, is excellent testimonial to the strength of the market demand for device-based systems.

Properties

Our principal executive offices are located at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306 in 1,000 square feet of office space on a month-to-month basis from Verdiramo & Verdiramo, P.A., a law firm. Although Verdiramo & Verdiramo, P.A. has agreed not to charge rent and is not expecting payment from us for the office use, an annualized amount of $3,600 has been reflected in the financial statements as rent expense, which is offset to Additional Paid-in Capital. We believe that our property is adequate for our present needs and that suitable space will be available to accommodate our future needs.

We have the necessary software to run the business, including database management, e-commerce transaction processing and graphics software.

We own the tools, dies and injection molds that have been used to produce the Unit.

Intellectual Property Rights

We have no proprietary software or products.

Personnel

We currently employ two individuals, Robert Gilbert, our President and Richard Verdiramo our Vice President. We also from time to time use independent outside, third-party consultants to assist us.

Legal Proceedings

We are not presently party to any material legal proceeding nor are we aware of any material pending or potential legal proceeding which may be initiated against us.

Selection of Business Opportunities

We anticipate that in the event that we elect to seek a business opportunity, such as a merger or acquisition, the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that being a public corporation will help us find an acquisition candidate for the following reasons; facilitate and improve the terms on which additional equity financing may be sought, provide incentive stock options or similar benefits to key employees, increase the opportunity to use securities for acquisitions, provide liquidity for shareholders, and other factors. Management anticipates that business opportunities may be available in many different industries, both within and without our industry and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities difficult and complex.

We will have limited capital with which to provide the owners of business entities with any cash or other assets which may be attractive. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our officers and directors, who are not professional business analysts. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the company after the business combination; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

We may acquire a venture which is in its preliminary or development stage, which is already in operation, or in any stage of its business life. It is impossible to predict at this time the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.

With respect to negotiations with a target company, management expects to focus on the percentage of the company which target company shareholders would acquire in exchange for their shareholdings in the target company. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our shareholders at such time.

MANAGEMENT

Directors, Executive Officers

Name	Age	Position
Robert Gilbert	65	President, Director
Richard Verdiramo	44	Vice President, Director

The following is a brief account of the business experience of each of our executive officers and directors during the past five years or more.

Robert J. Gilbert. Robert J. Gilbert, age 65, is the President, Chief Executive Officer, Chief Financial Officer and a Director of Best. Mr. Gilbert is a Director of a private company, World Wide Real Estate & Development Corporation, which deals in real estate development in the western part of the US. He was Chief Operating Officer of Interactive Multimedia Network, Inc., the original parent of Best. Mr. Gilbert was the President of Convenient Solutions, Inc., a company formed by him that provided products and training systems to practitioners in the optical industry. Prior to his formation of Convenient Solutions, Inc., in 1985, Mr. Gilbert founded Colorlogic, a graphic arts consultancy, which provided analytical costing and production solutions to major international corporations based in the NY metro area. In 1972 he founded Magnacolor the first all electronic color separator on the east coast. From 1967 to 1969 Mr. Gilbert served in the US Army. Mr. Gilbert graduated from the University of Pittsburgh in 1967.

Richard Verdiramo. Richard J. Verdiramo, age 44, Since June 1, 2002 Mr. Verdiramo has been our Vice President and a Director. From March of 1999 through February of 2005, he was President of Interactive Multimedia Network, Inc. (IMNI) a company that specialized in Internet and cross media marketing. In February 2005, IMNI changed its name to RECOV Energy, Corp., when it divested itself of its operating subsidiaries and attempted to complete an acquisition of a company in the energy reclamation industry. This transaction was not consummated and RECOV changed its name to General Metals Corporation in February of 2005. Mr. Verdiramo served General Metals as a director until May of 2006. Since December of 2005 through the present, Mr. Verdiramo has served as a Director of Fresh Harvest Products, Inc., a wholesaler of organic and natural foods. Prior to joining IMNI, he was a marketing consultant concentrating in developing Internet capabilities for corporations and direct marketing to consumers. Mr. Verdiramo graduated from Providence College in 1986.

Executive Remuneration

The following table reflects compensation for services to us for the fiscal years ended December 31, 2007, 2006 and 2005 of the executive officers. No other executive officer of ours received compensation that exceeded $100,000 during this period.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation($)	Total ($)
Robert J. Gilbert	2007	0	0	0	0	0	0	0	0
	2006	0	0	0	0	0	0	0	0
	2005	0	0	0	0	0	0	0	0
Richard J. Verdiramo	2007	0	0	0	0	0	0	0	0
	2006	0	0	0	0	0	0	0	0
	2005	0	0	0	0	0	0	0	0

Compensation Plans

We do not have any stock option or compensation plan and have never issued any stock-based compensation. No stock options or restricted stock grants have been issued through the date of this Registration Statement.

Compensation of Directors

Directors do not receive any direct or indirect compensation for serving in such capacity. We will reimburse directors for all reasonable costs and expenses incurred in connection with attending or participating in meetings of the Board.

Committees of the Board

The Board does not have an audit, nominating or compensation committee. The selection of nominees for the Board of Directors is made by the entire Board of Directors. Compensation of management is determined by the entire Board of Directors. Our current Directors are not independent.

We expect that at such time as the business grows we will formulate appropriate committees of the board.

PRINCIPAL STOCKHOLDERS

The following table provides information as to shares of common stock beneficially owned as of October 1, 2008 by:

each director;

each officer named in the summary compensation table;

each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and

all directors and executive officers as a group.

	Shares Beneficially Owned			
	Shares	Shares	Percent of Class	
	Before	After	Before	After
Name and Address	Offering	Offering	Offering	Offering
Richard J. Verdiramo 3163 Kennedy Boulevard Jersey City, NJ 07306	1,300,000	1,300,000	6.28%	6.28%
Robert J. Gilbert 3163 Kennedy Boulevard Jersey City, NJ 07306	900,000	900,000	4.32%	4.32%
Cypress Group Inc 257 Hamilton Blvd Piscataway, NJ 08854	2,049,430	949,430	9.90%	4.58%
Lucio Investments & Holdings SA Via Panttellerina 14 0048 Nettuno Rome, Italy	1,081,275	900,000	5.50%	4.35%
Media 4 Equity LLC 2841 Harland Rd Suite 301 Falls Church, VA 22043	1,700,000	1,000,000	8.21%	4.83%
Terminio 6 Inc 11080 Springbrook Circle Boynton Beach, FL 33437	1,950,000	1,000,000	9.42%	4.83%
Marion Verdiramo 3163 Kennedy Boulevard Jersey City, NJ 07306	3,400,930	2,365,548	16.42%	11.42%
All Directors and Officers as a group	2,200,000	2,200,000	10.60%	10.60%

Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock which are issuable upon exercise or conversion of currently convertible securities. Currently convertible securities are warrants or options or convertible securities which are exercisable or convertible within 60 days of November 17, 2008. The beneficial ownership of each person named is determined in accordance with the rules of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Under these rules, a person is deemed to beneficially own the total number of shares of common stock which he or she owns plus the number of shares of common stock which are issuable upon exercise of currently exercisable securities. The percentage ownership of each person is the percentage that the number of shares beneficially owned by that person bears to the sum of (a) the outstanding common stock plus (b) the shares of common stock issuable upon exercise or conversion of those currently convertible securities that are owned by that stockholder.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We use office space provided to us by Verdiramo & Verdiramo, P.A. which is owned by Vincent L. Verdiramo and Vincent S. Verdiramo the father and brother of Richard J. Verdiramo our Vice President. Even though no rent is paid to Verdiramo & Verdiramo, P.A. for this space we accrue a rent expense of $3,600 per year as an in-kind transaction and offset it to Additional Paid-In Capital.

DESCRIPTION OF CAPITAL STOCK

Our authorized capitalization consists of 50,000,000 shares of preferred stock, no par value per share, and 200,000,000 shares of common stock, par value $.0001 per share. There where, 20,707,641 shares of common stock were outstanding as of November 17, 2008. Our outstanding common stock is held by 272 stockholders of record.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are entitled to share in such dividends as the board of directors, in its discretion, may declare from funds legally available. In the event of liquidation, each outstanding share entitles its holder to participate ratably in the assets remaining after payment of liabilities.

Our directors are elected by a plurality vote. Because holders of common stock do not have cumulative voting rights, holders or a single holder of more than 50% of the outstanding shares of common stock present and voting at an annual stockholders meeting at which a quorum is present can elect all of our directors. Our stockholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or of any other securities. All outstanding shares of common stock are, and those issuable upon conversion of the preferred stock and exercise of the warrants will be, upon such conversion or exercise, validly issued, fully paid, and non-assessable.

The transfer agent for our common stock is Jersey Transfer & Trust Co. Their principle offices are located at 201 Bloomfield Avenue, Verona, NJ 07044.

Preferred Stock

The board of directors is authorized to issue up to 50,000,000 shares of preferred stock which may be issued in series from time to time with such designations, rights, preferences and limitations as the Board of Directors may declare by resolution. To date no shares of preferred stock have been issued.

The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the board of directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. The potential exists, therefore, that additional shares of preferred stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statute require such approval, the board of directors has the authority to issue shares of preferred stock without stockholder approval. The issuance of preferred stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

Florida Law Provisions

Our certificate of incorporation contains certain provisions permitted under Florida General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances where such liability may not be eliminated under applicable law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Florida General Corporation Law.

Penny-Stock Rules

The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions, and is not listed on a registered stock exchange or the NASDAQ Stock Market (although the $5.00 per share requirement may apply to NASDAQ listed securities) or has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or has average revenue of at least $6,000,000 for the last three years.

As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect your ability to sell our securities in the secondary market and the price at which you can sell our common stock.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

- Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

- Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

- "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

- Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

- The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Purchasers of penny stocks may have certain legal remedies available to them in the event the obligations of the broker-dealer from whom the penny stock was purchased violates or fails to comply with the above obligations or in the event that other state or federal securities laws are violated in connection with the purchase and sale of such securities. Such rights include the right to rescind the purchase of such securities and recover the purchase price paid for them.

Because our stock is a "penny stock" we do not have the safe harbor protection under federal securities laws with respect to forward-looking statement.

EXPERTS

The financial statements for the year ended December 31, 2007 and for the period January 30, 2002 (Inception) through to September 30, 2008 included in this prospectus to the extent and for the periods indicated in its report, have been audited and reviewed, respectively, by Gately & Associates, LLC, independent certified public accountants, and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Verdiramo & Verdiramo, P.A. The firm itself beneficially owns 320,000 shares of our common stock and Vincent S. Verdiramo a partner of, beneficially owns 100,000 shares of our Common Stock.

HOW TO GET MORE INFORMATION

We intend to register our common stock under the Securities Exchange Act of 1934, as amended, and thereafter file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission's EDGAR system. You will be able to inspect these documents and copy information from them at the Commission's public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission's public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

BEST HEALTH, INC.

PROSPECTUS

16,142,093 Shares of Common Stock

Subject to Completion _____, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

SEC Registration Fee	$	317.19
Accounting fees and expenses		6,500.00
Printing and engraving expenses		2,500.00
Legal fees and expenses		12,000.00
Miscellaneous		750.00
		$ 22,067.19

All amounts in the above table are estimated, except for the SEC Registration Fee which is an actual amount. None of the expenses will be paid by selling shareholders.

Item 14. Indemnification of Officers and Directors

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Florida.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

1. July 17, 2005, we issued 13,360,211 shares of common stock to 214 individuals and/or entities for as a part of the spin-off from our former parent Interactive Multimedia Network, Inc. Such issuances were made in reliance upon the exemption from registration provided by Section 4(2) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

2. On February 11, 2008, we issued 1,073,000 shares of common stock to 10 individuals or entities for services rendered to us.   Such issuances were made in reliance upon the exemption from registration provided by Section 4(2) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

3. On August 11, 2008, we issued 6,274,430 shares of common stock to 11 individuals or entities for services rendered to us. Such issuances were made in reliance upon the exemption from registration provided by Section 4(2) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

Item 16. Exhibits

Exhibit Number Exhibit Description

3.1   Certificate of Incorporation

3.2   By-Laws

5.1   Opinion of Verdiramo & Verdiramo, P.A.

23.1   Consent of Verdiramo & Verdiramo, PA (Included in Exhibit 5.1)

23.2   Consent of Gately & Associates, LLC

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

1.   To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

      i. Include any prospectus required by section 10(a)(3) of the Securities Act;

      ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
      iii. Include any additional or changed material information on the plan of distribution.

2 .   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.   For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

      i.   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
      ii.   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
      iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
      iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

      For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

      For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, State of New Jersey on this 9th day of January 2009.

BEST HEALTH, INC.
By: /s/ ROBERT J. GILBERT
Name: Robert J. Gilbert
Title: President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert Gilbert Robert Gilbert	President, Chief Executive Officer Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)	January 9, 2009

Exhibit 3.1

ARTICLES OF INCORPORATION

The undersigned incorporator, for the purpose of forming a corporation under the Florida Business Corporation Act, hereby adopts the following Articles of Incorporation.

FILED
SECRETARY OF STATE
DIVISION OF CORPORATIONS
02 JAN 30 AM 10: 50

ARTICLE I NAME

The name of the corporation shall be:

BEST HEALTH, INC.

ARTICLE II PRINCIPAL OFFICE

The principal place of business and mailing address of this corporation shall be:

6830 VIA REGINA
BOCA RATON, FL 33433

ARTICLE III SHARES

The number of shares of stock that this corporation is authorized to have outstanding at any one time is:

Class A Common Stock, par value $0.01 **100**

ARTICLE IV INITIAL REGISTERED AGENT AND STREET ADDRESS

The name and Florida street address of the initial registered agent are:

MARK COHEN CPA
1772 EAST TRAFALGAR CIRLCE
HOLLYWOOD, FL 33020

ARTICLE V INCORPORATOR

The name and address of the incorporator to these Articles of Incorporation are:

MARK COHEN CPA
1772 EAST TRAFALGAR CIRLCE
HOLLYWOOD, FL 33020

[signature]
Signature/Incorporator

1/29/02
Date

(An additional article must be added if an effective date is requested)

Having been named as registered agent and to accept service of process for the above stated corporation at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent

[signature]
Signature/Registered Agent

1/29/02
Date

COPY

Exhibit 3.2

BEST HEALTH , INC.

CORPORATE BYLAWS

ARTICLE I. MEETING OF SHAREHOLDERS

Section 1. Annual Meeting. The annual shareholder meeting of the above named corporation will be held on the _____ day of _____ of each year or at such other time and place as designated by the Board of Directors of the above named corporation provided that if said day falls on a Sunday or legal holiday, then the meeting will be held on the first business day thereafter. Business transacted at said meeting will include the election of directors of the above named corporation.

Section 2. Special Meetings. Special meetings of the shareholders will be held when directed by the President, Board of Directors, or the holders of not less than 10 percent of all the shares entitled to be cast on any issue proposed to be considered at the proposed special meeting; provided that said persons sign, date and deliver to the above named corporation one or more written demands for the meeting describing the purpose(s) for which it is to be held. A meeting requested by shareholders of the above named corporation will be called for a date not less than 10 nor more than 60 days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting will be issued by the Secretary, unless the President, Board of Directors or shareholders requesting the meeting designate another person to do so.

Section 3. Place. Meetings of shareholders will be held at the principal place of business of the above named corporation or at such other place as is designated by the Board of Directors.

Section 4. Record Date and List of Shareholders. The Board of Directors of the above named corporation shall fix the record date: however, in no event may a record date fixed by the Board of Directors be a date prior to the date on which the resolution fixing the record date is adopted.

After fixing a record date for a meeting, the Secretary shall prepare an alphabetical list of the names of all the above named corporation's shareholders who are entitled to notice of a shareholders' meeting, arranged by voting group with the address of and the number and class and series, if any, of shares held by each. Said list shall be available for inspection in accordance with Florida Law.

Section 5. Notice. Written notice stating the place, day and hour of the meeting, and the purpose(s) for which said special meeting is called, will be delivered not less than 10 nor more than 60 days before the meeting, either personally or by first class mail, by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice will be deemed to be effective when deposited in the United States mail and addressed to the shareholder at the shareholder's address as it appears on the stock transfer books of the above named corporation, with postage thereon prepaid.

The above named corporation shall notify each shareholder, entitled to a vote at the meeting, of the date, time and place of each annual and special shareholders' meeting no fewer than 10 or more than 60 days before the meeting date. Notice of a special meeting shall describe the purpose(s) for which the meeting is called. A shareholder may waive any notice required hereunder either before or after the date and time stated in the notice; however, the waiver must be in writing, signed by the shareholder entitled to the notice and be delivered to the above named corporation for inclusion in the minutes or filing in the corporate records.

Section 6. Notice of Adjourned Meeting. When a meeting is adjourned to another time or place, it will not be necessary to give any notice of the adjourned meeting provided that the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At such an adjourned meeting, any business may be transacted that might have been transacted on the original date of the meeting. If, however, a new record date for the adjourned meeting is made or is required, then, a notice of the adjourned meeting will be given on the new record date as provided in this Article to each shareholder of record entitled to notice of such meeting.

Section 7. Shareholder Quorom and Voting. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of shareholders.

If a quorum, as herin defined, is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter thereof will be the act of the shareholders unless otherwise provided by law.

Section 8. Voting of Shares. Each outstanding share will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 9. Proxies. A shareholder may vote either in person or by proxy provided that any and all proxies are executed in writing by the shareholder or his duly authorized attorney-in-fact. No proxy will be valid after the duration of 11 months from the date thereof unless otherwise provided in the proxy.

Section 10. Action by Shareholders Without a Meeting. Any action required or permitted by law, these bylaws, or the Articles of Incorporation of the above named corporation to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, provided that the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon where present and voted, as provided by law. The foregoing actions(s) shall be evidenced by written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon and delivered to the above named corporation in accordance with Florida Law. Within 10 days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote. Said notice shall fairly summarize the material features of the authorized action and if the action requires the providing of dissenters' rights, said notice will comply with the disclosure requirements pertaining to dissenters' rights of Florida Law.

ARTICLE II. DIRECTORS

Section 1. Function. All corporate powers, business, and affairs will be exercised, managed and directed under the authority of the Board of Directors.

Section 2. Qualification. Directors must be natural persons of 18 years of age or older but need not be residents of this state and need not be shareholders of the above named corporation.

Section 3. Compensation. The Board of Directors will have authority to fix the compensation for directors of the above named corporation.

Section 4. Presumption of Assent. A director of the above named corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action taken unless such director votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 5. Number. The above named corporation will have a minimum of 2 director(s).

Section 6. Election and Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors will hold office until said directors will have been qualified and elected at the first annual meeting of shareholders, or until said directors earlier resignation, removal from office or death.

At the first meeting of shareholders and at each annual meeting thereafter, the shareholders will elect directors to hold office until the next annual meeting. Each director will hold office for a term for which said director is elected until said director's successor will have been qualified and elected, said director's prior resignation, said director's removal from office or said director's death.

Section 7. Vacancies. Any vacancy occurring in the Board of Directors will be filled by the affirmative vote of a majority of the shareholders or of the remaining directors even though less than a quorum of the Board of Directors. A director elected to fill a vacancy will hold office only until the next election of directors by the shareholders.

Section 8. Removal and Resignation of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

A director may resign at any time by delivering written notice to the Board of Directors or its chairman or to the above named corporation by and through one of its officers. Such a resignation is effective when the notice is delivered unless a later effective date is specified in said notice.

Section 9. Quorom and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors.

Section 10. Executive and Other Committees. A resolution, adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and/or other committee(s) which will have and may exercise all the authority of the Board of Directors to the extent provided in such resolution, except as is provided by law. Each committee must have two or more members who serve at the pleasure of the Board of Directors. The board may, by resolution adopted by a majority of the full Board of Directors, designate one or more directors as alternate members of any such committee who may act in the place and instead of any absent member or members at any meeting of such committee.

Section 11. Place of Meeting. Special or regular meetings of the Board of Directors will be held within or without the State of Florida.

Section 12. Notice, Time and Call of Meetings. Regular meetings of the Board of Directors will be held without notice on such dates as are designated by the Board of Directors. Written notice of the time and place of special meetings of the Board of Directors will be given ot each director by either personal delivery, telegram or cablegram at least two (2) days before the meeting or by notice mailed to the director at least five (5) days before the meeting.

Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting will constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Neither the business to be transacted nor the purpose of, regular or special meetings of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting will be given to the directors who were not at the time of adjournment.

Meetings of the Board of Directors may be called by the Chairman of the Board, the President of the above named corporation or any two directors.

Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 13. Action Without a Meeting. Any action to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action to be so taken, signed by all the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent will have the same effect as a unanimous vote.

ARTICLE III. OFFICERS

Section 1. Officers. The officers of the above named corporation will consist of a president, a vice president, a secretary, and a treasurer, each of whom will be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person.

Section 2. Duties. The officers o the above named corporation will have the following duties:
The President will be the chief executive officer of the above named corporation, who generally and actively manages the business and affairs of the above named corporation subject to the directions of the Board of Directors. Said officer will preside at all meetings of the shareholders and Board of Directors.
The Vice President will, in the event of the absence or inability of the President to exercise his office, become acting president of the organization with all the rights, privileges and powers as if said person had been duly elected president.
The Secretary will have custody of, and maintain all of the corporate records except the financial records. Furthermore, said person will record the minutes of all meetings of the shareholders and Board of Directors, send all notices of meetings and perform such other duties as may be prescribed by the Board of Directors or the President. Furthermore, said officer shall be responsible for authenticating records of the above named corporation.
The Treasurer shall retain custody of all corporate funds and financial records, maintain full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the President, and perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Removal and Resignation of Officers. An officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in the Board's judgement the best interests of the above named corporation will be served thereby.
Any officer may resign at any time by delivering notice to the above named corporation. Said resignation is effective upon delivery unless the notice specifies a later effective date.
Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV. STOCK CERTIFICATES

Section 1. Issuance. Every holder of share(s) in the above named corporation will be entitled to have a certificate representing all shares(s) to which he is holder. No certificate representing share(s) will be issued until such shares(s) is/are fully paid.

Section 2. Form. Certificates representing share(s) in the above named corporation will be signed by the President or Vice President and the Secretary or an Assistant Secretary and will be sealed with the seal of the above named corporation.

Section 3. Transfer of Stock. The above named corporation will register a stock certificate presented for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized agent.

Section 4. Lost, Stolen, or Destroyed Certificates. If a shareholder claims that a stock certificate representing shares issued and recorded by the above named corporation has been lost or destroyed, a new certificate will be issued to said shareholder, provided that said shareholder presents an affidavit claiming the certificate of stock to be lost, stolen or destroyed. At the discretion of the Board of Directors, said shareholder may be required to deposit a bond or other indemnity in such amount and with such sureties, if any, as the board may require.

ARTICLE V. BOOKS AND RECORDS

Section 1. Books and Records. The above named corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the above named corporation. Furthermore, the above named corporation shall maintain accurate accounting records. Furthermore, the above named corporation shall maintain the following:
(i) a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each;
(ii) The above named corporation Articles or Restated Articles of Incorporation and all amendments thereto currently in effect;
(iii) The above named corporation's Bylaws or Restated Bylaws and all amendments thereto currently in effect;
(iv) Resolutions adopted by the Board of Directors creating on or more classes or series of shares and fixing their relative rights, preferences and limitations if shares issued pursuant to those resolutions are outstanding;
(v) The minutes of all shareholders' meetings and records of all actions taken by shareholders without a meeting for the past 3 years.
(vi) Written communications to all shareholders generally or all shareholders of a class or series within the past 3 years including the financial statements furnished for the past 3 years to shareholders as may be required under Florida Law;
(vii) A list of the names and business street addresses of the above named corporations current directors and officers; and
(viii) A copy of the above named corporation's most recent annual report delivered to the Department of State.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form.

Section 2. Shareholder's Inspection Rights. A shareholder of the above named corporation (including a beneficial owner whose shares are held in a voting trust or a nominee on behalf of a beneficial owner) may inspect and copy, during regular business hours at the above named corporation's principal office, any of the corporate records required to be kept pursuant to Section 1, of this Article of these Bylaws, if said shareholder gives the above named corporation written notice of such demand at least 5 business days before the date on which the shareholder wishes to inspect and copy. The foregoing right of inspection is subject however to such other restrictions as are applicable under Florida Law, including, but not limited to, the inspection of certain records being permitted only if the demand for inspection is made in good faith and for a proper purpose (as well as the shareholder describing with reasonable particularity the purpose and records desired to be inspected and such records are directly connected with purpose).

Section 3. Financial Information. Unless modified by resolution of the shareholders within 120 days of the close of each fiscal year, the above named corporation shall furnish the shareholders annual financial statements which may be consolidated or combined statements of the above named corporation and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flow for that year. If financial statements are prepared on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. If the annual financial statements are reported on by a public accountant, said accountant's report shall accompany said statements. If said annual financial statements are not reported on by a public accountant, then the statements shall be accompanied by a statement of the president or the person responsible for the above named corporation's accounting records (a) stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and if not, describing the basis of preparation; and (b) describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year. The annual financial statements shall be mailed to each shareholder of the above named corporation within 120 days after the close of each fiscal year or within such additional time as is reasonably necessary to enable the above named corporation to prepare same, if, for reasons beyond the above named corporation's control, said annual financial statements cannot be prepared within the prescribed period.

Section 4. Other Reports to Shareholders. The above named corporation shall report any indemnification or advanced expenses to any director, officer, employee, or agent (for indemnification relating to litigation or threatened litigation) in writing to the shareholders with or before the notice of the next shareholders' meeting, or prior to such meeting if the indemnification or advance occurs after the giving of such notice but prior to the time such meeting is held, which report shall include a statement specifying the persons paid, the amounts paid, and the nature and status, at the time of such payment, of the litigation or threatened litigation.

Additionally, if the corporation issues or authorizes the issuance of shares for promises to render services in the future, the above named corporation shall report in writing to the shareholders the number of shares authorized or issued and the consideration received by the above named corporation, with or before the notice of the next shareholders' meeting.

ARTICLE VI. DIVIDENDS

The Board of Directors of the above named corporation may, from time to time declare dividends on its shares in cash, property or its own shares, except when the above named corporation is insolvent or when the payment thereof would render the above named corporation insolvent, subject to Florida Law.

ARTICLE VII. CORPORATE SEAL

The Board of Directors will provide a corporate seal which will be in circular form embossing in nature and stating "Corporate Seal", "Florida", year of incorporation and name of said corporation.

ARTICLE VIII. AMENDMENT

These Bylaws may be altered, amended or repealed, and altered, amended or new Bylaws may be adopted by a majority vote of the full Board of Directors.

Exhibit 5.1 and 23.1

VERDIRAMO & VERDIRAMO P.A.

COUNSELORS AT LAW

3163 KENNEDY BOULEVARD, JERSEY CITY, NEW JERSEY 07306
TELEPHONE: 201-798-7082 TELECOPIER: 201-798-4627
E-MAIL: VERDIRAMO@AOL.COM

VINCENT L. VERDIRAMO*
VINCENT S. VERDIRAMO

*MEMBER N.J. AND FLA. BAR

NEW YORK OFFICE

20 EXCHANGE PLACE
43RD FLOOR
NEW YORK, NEW YORK 10005
TELEPHONE: 212-338-9100
TELECOPIER: 212-338-9088

January 9, 2009

Best Health, Inc.
3163 Kennedy Boulevard
Jersey City, New Jersey 07306

Re: Best Health, Inc., Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel for Best Health, Inc., a Florida corporation (the "Company"), in connection with the preparation of the registration statement on Form S-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Act"), relating to the offering of 16,142,093 shares of the Company's common stock by certain Selling Shareholders as delineated within such Registration Statement.

In rendering the opinion set forth below, we have reviewed: (a) the Registration Statement and the exhibits attached thereto; (b) the Company's Articles of Incorporation; (c) the Company's Bylaws; (d) certain records of the Company's corporate proceedings as reflected in its minute books; and (e) such statutes, records and other documents as we have deemed relevant. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and conformity with the originals of all documents submitted to us as copies thereof. In addition, we have made such other examinations of law and fact, as we have deemed relevant in order to form a basis for the opinion hereinafter expressed.

Based upon the foregoing, we are of the opinion that the common stock to be sold by the Company's selling shareholders are validly issued, fully paid and nonassessable. This opinion is based on Florida general corporate law.

Very truly yours,

/s/ Vincent L. Verdiramo

Vincent L. Verdiramo, Esq.

We hereby consent to the use of this opinion as an Exhibit to the Registration Statement and to all references to this Firm under the caption Interests of Named Experts and Counsel in the Registration Statement.

Very truly yours,

/s/ Vincent L. Verdiramo

Vincent L. Verdiramo, Esq.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of Best Health, Inc. of our report dated February 20, 2008 relating to the financial statements of Best Health, Inc., which appears in such Registration Statement. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Gately & Associates, LLC

Winter Park, Florida
January 9, 2009